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SEC Mail Processing Section MAR 01 2018 Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

PUBLICLY AVAILABLE

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SOUTHERN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 WINDWARD CONCOURSE, SUITE 115
(No. and Street)

ALPHARETTA (City) GA (State) 30005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HOLMAN (770) 777-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive, 6th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, JOHN HOLMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SOUTHERN SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES ROBERT HICE
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 16, 2019
FULTON COUNTY, GEORGIA

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHERN SECURITIES, LLC
Separately Bound
Statement of Financial Condition
For the Year Ended
December 31, 2017
With
Report of Independent Registered Public Accounting Firm

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
First Southern Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Southern Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 28, 2018

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 288,112
Receivable from clearing broker	22,247
Deposit with clearing broker	1,265,551
Securities owned, at fair value	2,796,330
Furniture, equipment and leasehold improvements, net of accumulated depreciation amortization of $99,705	130,046
Other assets	97,497
Total Assets	$4,599,783

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Due to clearing broker	$ 2,869,431
Accounts payable and accrued expenses	196,244
Securities sold, not yet purchased, at fair value	5,229
Due to related party	98,525
Deferred rent	39,469
Total Liabilities	3,208,898
MEMBERS' EQUITY	
Total Members' Equity	1,390,885
Total Liabilities and Members' Equity	$ 4,599,783

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: First Southern Securities LLC, ("the Company") is a registered broker dealer that began business in 2010. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States. The Company operates from offices located in Alpharetta, Georgia.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2017 was $27,303.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Commission revenues and clearing expenses are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Recent Accounting Pronouncements: In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

Date of Management's Review: Subsequent events were evaluated through February 28, 2018, the date which the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $424,656, which was $324,656 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.8 to 1.0.

NOTE C — LEASES

The Company leases its office facilities under operating leases. Rent expense for the year ended December 31, 2017 was approximately $115,000. The lease was amended effective July 2016, to include an expansion of the original premises and an extension of the lease term to 2023. A lease was entered effective June 25, 2017 for premises in Guaynabo, Puerto Rico, with a lease term to 2022.

At December 31, 2017, the future minimum lease payments under the office facilities lease are as follows:

	Alpharetta	Guaynabo
2018	$ 66,735	$ 34,873
2019	68,754	47,892
2020	70,831	49,329
2021	72,968	50,809
2022	75,165	52,333
Thereafter	38,139	- 0 -
Total	$392,591	$235,236

NOTE C — LEASES (CONTINUED)

The Company has office premises leases that contain periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent period. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

NOTE E – FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2017.

	Fair Value Measurements December 31, 2016	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
State and municipal government bonds	$ 2,796,330	$ -	$2,796,330	$ -
Liabilities:				
Securities sold, not yet purchased:				
State and municipal government bonds	$ 5,229	$ -	$ 5,229	$ -

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2017, there were no transfers of securities between levels.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker. As of December 31, 2017 the deposit with the clearing broker amounted to $1,265,551.

Amounts receivable from its clearing organization at December 31, 2017 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2017 of $2,869,431 consists of margin debt collateralized by securities owned. The margin debt bears interest at 3.04%, the federal funds rate plus 2.5% as of December 31, 2017.

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

NOTE H – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE I – RELATED PARTY

During 2014, the members of the Company formed a limited liability company, FSPR, LLC, pursuant to the laws of the Commonwealth of Puerto Rico. The Company and FSPR, LLC have entered into a consulting agreement for services connected to the Company's broker-dealer operations. The original term of the agreement was for three months and was automatically renewed until either party terminates the agreement in writing, as defined in the agreement. The Company paid consulting fees during 2017 totaling approximately $928,000 to FSPR, LLC.

NOTE I – RELATED PARTY (CONTINUED)

During 2016, the members formed a limited liability company, First Southern LLC ("FS LLC"), a registered Broker-Dealer, pursuant to the laws of the Commonwealth of Puerto Rico. The Company and FS LLC entered into a commission sharing agreement for services connected to the Company's broker-dealer operations. Such services are with respect to the Company's investment activities and assistance with market research and analysis with respect to prospective investments.

The agreement's original term is one year and shall automatically extend for successive one-year periods unless either party terminates with 90-days prior written notice. The Company paid commission share during 2017 totaling approximately $510,000 to FS LLC.

The due to related party at December 31, 2017 arose from this consulting arrangement and this commission sharing arrangement.